July 7, 2011

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street N.E. Washington, D.C. 20549
Re:           Bontan Corporation Inc.
Registration Statement on Form F-1
File No.  333-164935

Ladies and Gentlemen:

The undersigned registrant hereby requests that the Securities and Exchange Commission cause the above-referenced Registration Statement on Form F-1 to become effective on Monday, July 11, 2011 at 2:00 p.m., Eastern Time, or as soon thereafter as is practicable.

In connection with this request, the Company, through the undersigned officer, hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm that the above-referenced Registration Statement has been declared effective by telephoning Jeffrey C. Robbins, Esq. of Messerli & Kramer P.A. at 612-672-3706.  Thank you for your consideration in this matter.

Very truly yours,

BONTAN CORPORATION INC.

By: /s/ Kam Shah
Kam Shah
Chief Executive and Financial Officer

cc:           Jeffrey C. Robbins, Messerli & Kramer P.A. (via e-mail)